WEIL, GOTSHAL & MANGES LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

April 22, 2005

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Cecelia D. Blye

  Re:
  SEACOR Holdings Inc.—
  Registration Statement on Form S-1 (File No. 333-123597)

Dear Ms. Blye:

        On behalf of SEACOR Holdings Inc., a Delaware corporation (the "Company"), this letter sets forth the Company's response to the letter, dated April 12, 2005, of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in connection with the above-referenced registration statement (the "Registration Statement") relating to the registration of $250 million in aggregate principal amount of the Company's 2.875% Convertible Senior Debentures due 2024 and shares of the Company's common stock, par value $0.01 per share, issuable upon conversion thereof, for resale from time to time pursuant to Rule 415 of the Securities Act of 1933, as amended, by the selling security holders named therein. The Company notes that on April 22, 2005, it filed with the Commission a registration statement on Form S-4 relating to the proposed merger (the "Merger") of Seabulk International, Inc. ("Seabulk") with a wholly owned subsidiary of the Company.

        The Company supplementally advises the Staff that the investigation by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") referenced in the "Contingencies" notes to the consolidated financial statements of Seabulk and its subsidiaries, relates only to Seabulk, whose financial statements have been included in the Registration Statement in connection with the Merger. The Company is not and, to the best knowledge of the Company, never has been, the subject of an investigation by OFAC.

Securities and Exchange Commission
April 22, 2005

        Seabulk previously disclosed that the investigation arose from limited charters with third parties involving three of Seabulk's vessels that called in Sudan for several months in 1999 and in January 2000, and charters with third parties involving several of Seabulk's vessels that called in Iran in 1998 for limited durations. The Company has been advised by Seabulk that Seabulk has not received any correspondence or inquiry from OFAC on these matters since March 2003. Although the Company has been advised by Seabulk's outside counsel that the outcome of these matters, including any civil penalties, cannot be predicted with certainty, such counsel has advised that Seabulk's operations in, and contacts with, Sudan and Iran would likely result in a fine that would not be material to either Seabulk or the Company. The Company has also considered other factors, including reputation and share value, in its assessment of materiality. The Company has confirmed that the risks described in the risk factor identified by the Staff are limited to the Offshore Marine Services business segment of Seabulk and the Company. None of the Company's or Seabulk's other business segments operates or has operated in countries subject to U.S. economic sanctions or embargo. Neither Seabulk nor the Company operate or permit their vessels to be operated in prohibited countries, and each has a compliance program to track the movements of its vessels.

        Based on the foregoing, as well as the minimal impact that the Company believes any penalties levied would have on other non-quantitative factors such as its reputation and share value, the Company does not believe these past, isolated incidents constitute a material investment risk for the security holders of the Company or Seabulk that justifies disclosure in addition to what is included in the Registration Statement. Therefore, the Company does not believe that expanding the disclosure in the Registration Statement is warranted. We note, however, that the Company intends to revise the disclosure in the risk factor identified by the Staff to clarify that, as a business matter only, the imposition of economic sanctions or an embargo on a particular country could disrupt the Company's operations in the surrounding region. The proposed revision is attached hereto as Exhibit A.

        We acknowledge the Staff's comment with respect to the acknowledgments set forth in the Staff's letter and advise the Staff that the Company will provide the requested acknowledgments together with its written request for acceleration of effectiveness of the Registration Statement.

        The Commission may direct any questions or comments concerning this filing to the undersigned at (212) 310-8716 or to Pippa Bond at (212) 310-8545.

Very truly yours,
/s/ ROD MILLER Rod Miller
cc.
Mr. Randall Blank

Exhibit A

Unstable political, military and economic conditions in foreign countries where a significant proportion of Offshore Marine Services' operations are conducted could adversely impact our business.

        During 2004, approximately 34% of our revenues principally resulted from Offshore Marine Services' foreign operations. These operations are subject to risks, ~~among other things, of political instability,~~ including potential vessel seizure, terrorist attacks, nationalization of assets, currency restrictions, import-export quotas and other forms of public and governmental regulation, all of which are beyond our control. Economic sanctions or an oil embargo, for example, could have a significant negative impact on activity in the oil and gas industry and correspondingly on us should ~~it~~ Offshore Marine Services operate vessels in ~~the region of the~~ a country subject to any sanctions or embargo, or in the surrounding region to the extent any sanctions or embargo disrupt our operations in the region. In addition, our vessel operations in Mexico are significantly affected by Mexican government policy. We cannot predict whether any such conditions or events might develop in the future.